Exhibit 5

                                USI Global Corp.
                              U.S. Industries, Inc.
                           Phillips Point - West Tower
                        777 S. Flagler Drive, Suite 1112
                            West Palm Beach, FL 33401

As of September 6, 2002

Megapro Tools, Inc.
5030 Champion Boulevard Suite 6-272,
Boca Raton, Florida 33496

Ladies and Gentlemen:

      U.S. Industries, Inc. and USI Global Corp. (collectively the "Shareholder") hereby irrevocably agree with Megapro Tools, Inc. (the "Company"), with respect to any vote submitted to the common stockholders of the Company from to time to time, to vote all shares of common stock of the Company then beneficially owned by Shareholder in excess of ten percent of the then aggregate number of issued and outstanding shares of common stock of the Company in proportion to all votes cast by the other holders of common stock of the Company at such time. As at the date of this letter agreement, the parties acknowledge 12,011,122 shares of common stock of the Company are issued and outstanding.

      Shareholder further irrevocably agrees that it will not, and will not permit any of its affiliates to, sell or otherwise transfer, or agree to sell or otherwise transfer, directly or indirectly, any shares of common stock of the Company beneficially owned by Shareholder, except: (1) to an affiliate of Shareholder; provided that such affiliate agrees in writing to be bound by the terms of this letter agreement; (2) to any person or group who, after giving effect to such sale or transfer, would beneficially own shares of common stock representing in the aggregate 10% or less of the outstanding shares of common stock of the Company, calculated on a fully-diluted basis; (3) pursuant to a firm commitment, underwritten distribution to the public, registered under the Securities Act of 1933, as amended, in which the Shareholder uses its reasonable best efforts to effect as wide a distribution of such shares of common stock as is reasonably practicable; (4) pursuant to Rule 144 of the General Rules and Regulations of the Securities Act of 1933; and (5) pursuant to a tender or exchange offer made by the Company or recommended by the Company's board of directors to the Company's stockholders.

      Anything in this letter agreement to the contrary notwithstanding, nothing herein shall constitute a modification to that certain Stockholders' Agreement, dated as of September 6, 2002 (the "Stockholders' Agreement"), by and among USI Global Corp. (as assignee of USI Mayfair Limited), PNC Tool Holdings LLC, the Company and Dennis Crowley; and to the extent any conflict exists between the terms of this letter and agreement and the terms of the Stockholders' Agreement, the terms of the Stockholders' Agreement shall control.

                                                Sincerely,

                                                U.S. Industries, Inc.
                                                USI Global Corp.

                                                By:___________________________
                                                Name:
                                                Title:

Accepted as of the date first above mentioned

Megapro Tools, Inc.

By:___________________________
Name:  Dennis Crowley
Title: President


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